UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2014

Commission File Number 001-33922

DRYSHIPS INC.

74-76 V. Ipeirou Street

151 25, Marousi

Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this Report on Form 6-K is a press release of DryShips Inc. (the “Company”) dated August 5, 2014: Dryships Inc. Reports Financial and Operating Results For The Second Quarter 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRYSHIPS INC.
(Registrant)

Dated: August 5, 2014	By: /s/George Economou
George Economou Chief Executive Officer

Exhibit 99.1

DRYSHIPS INC. REPORTS FINANCIAL AND OPERATING

RESULTS FOR THE SECOND QUARTER 2014

August 5, 2014, Athens, Greece. DryShips Inc. (NASDAQ:DRYS), or DryShips or the Company, an international provider of marine transportation services for drybulk and petroleum cargoes, and through its majority owned subsidiary, Ocean Rig UDW Inc., or Ocean Rig, of offshore deepwater drilling services, today announced its unaudited financial and operating results for the second quarter ended June 30, 2014.

Second Quarter 2014 Financial Highlights

➢

For the second quarter of 2014, the Company reported a net loss of $5.6 million, or $0.01 basic and diluted loss per share.

➢

The Company reported Adjusted EBITDA of $220.5 million for the second quarter of 2014, as compared to $112.3 million for the second quarter of 2013. (1)

Recent Highlights

-

On July 25, 2014, Ocean Rig entered into a $1.3 billion Senior Secured Term Loan B facility to refinance the $1.35 billion Senior Secured Credit Facility, which had a balance of approximately $1.3 billion on that date. Consequently, an amount of $75 million which was previously restricted under the $1.35 billion facility was released to Ocean Rig.  The new Term Loan B facility is secured primarily by first priority mortgages on the drillships, Ocean Rig Mylos, Ocean Rig Skyros and Ocean Rig Athena, bears interest at LIBOR plus a margin, and matures on July 25, 2021.

-

On July 21, 2014, Ocean Rig announced that its Board of Directors declared a quarterly cash dividend with respect to the quarter ended June 30, 2014 of $0.19 per common share, to shareholders of record as of August 1, 2014 and payable on or about August 11, 2014.

-

On July 18, 2014, the Company signed a firm commitment letter from Nordea Bank for an up to $170 million senior secured credit facility to finance nine Drybulk vessels. Nordea Bank has committed to fully underwrite this facility which is expected to have a five year term and bears interest at LIBOR plus a margin. Six out of the nine vessels are currently mortgaged under the Company’s $325 million Senior Credit Facility which has a balance of $58.1 million as of July 31, 2014. The remaining three vessels are currently debt free. The availability of this facility is subject to final documentation and certain conditions precedent.

-

On July 16, 2014, the Company received a firm commitment letter for an up to $350 million secured bridge loan facility, to partially refinance its 5.00% convertible bond maturing December 1, 2014. ABN AMRO Bank N.V. is expected to be the Lead Arranger and commit $200 million in this facility. The facility is subject to definitive documentation. We expect it will be secured by Ocean Rig shares owned by the Company, will contain certain conditions precedent, will mature 12 months from the drawdown date or such period as may be extended by the lenders for up to 12 months and will be subject to mandatory prepayment in certain events.

-

On July 11, 2014, the Company entered into a supplemental agreement under the secured term loan facility dated July 23, 2008, to among other things, release the vessel Woolloomoloo from the collateral package under this loan.

-

On June 7, 2014, the Ocean Rig Athena commenced drilling operations under the three year contract for drilling offshore Angola with ConocoPhillips.

-

On June 3, 2014, Ocean Rig signed definitive documentation, following the previously announced contract award, for the 6 year contract for drilling operations offshore Angola for its ultra deepwater drillship the Ocean Rig Skyros, with Total E&P Angola Block 32. The contract is expected to commence in the third quarter of 2015 and has an estimated backlog of $1.3 billion.

-

On June 3, 2014, Ocean Rig signed a drilling contract for one of its semi-submersible drilling rigs, the Eirik Raude. The drilling contract is for a minimum six-well program, with an estimated duration of about 260 days, for drilling offshore the Falkland Islands, with an estimated backlog of approximately $164 million. The rig is scheduled to commence drilling operations during the first quarter of 2015.

-

During the second quarter of 2014, the Company did not resume sales under its previously announced $200 million program of at the market issuances of its common shares through Evercore Group L.L.C. as its sales agent.  To date the Company has sold 29,102,077 common shares pursuant to the at-the-market offering, resulting in net proceeds of $113.7 million, after deducting commissions.

George Economou, Chairman and Chief Executive Officer of the Company, commented:

“Our liquidity position has been positively impacted by the outperforming tanker markets, especially the Suezmax and Aframax segments which are performing above expectations for this time of the year. The drybulk carrier segment had a weak second quarter of 2014, but we believe that the pace of newbuilding deliveries is tapering off and when combined with continuing robust demand, will lead to a sustainable recovery in charter rates. Clearly our view is supported by forward charter rates and asset prices which are holding up resiliently, underscoring the positive market expectations. Dryships has predominantly spot market exposure and is therefore uniquely positioned to take full advantage of the expected recovery in charter rates.

“We are delighted to have received firm commitments for a total of up to $520 million from ABN AMRO and Nordea Bank, which is a testament of the Company’s strong and long lasting relationship with commercial lenders and a clear sign of the support DryShips is enjoying from the banking industry. This is the first major milestone towards the refinancing of the 5% Convertible Notes maturing in December and we continue to pursue various alternatives for the remainder of the balance.

“Turning to our offshore drilling interests, Ocean Rig continues to execute on its business plan. Ocean Rig’s modern fleet, strong balance sheet and solid contract backlog, provides it with the foundation to implement its previously announced value creation initiatives which will also have a direct benefit to its shareholders including Dryships.”

Financial Review: 2014 Second Quarter

The Company recorded a net loss of $5.6 million, or $0.01 basic and diluted loss per share, for the three-month period ended June 30, 2014 as compared to a net loss of $18.2 million, or $0.05 basic and diluted loss per share, for the three-month period ended June 30, 2013. Adjusted EBITDA(1) was $220.5 million for the second quarter of 2014, as compared to $112.3 million for the same period in 2013.

For the drybulk carrier segment, net voyage revenues (voyage revenues minus voyage expenses) amounted to $41.7 million for the three-month period ended June 30, 2014, as compared to $42.4 million for the three-month period ended June 30, 2013. For the tanker segment, net voyage revenues amounted to $14.2 million for the three-month period ended June 30, 2014, as compared to $9.1 million for the same period in 2013. For the offshore drilling segment, revenues from drilling contracts increased by $181.6 million to $441.4 million for the three-month period ended June 30, 2014, as compared to $259.8 million for the same period in 2013.

Total vessels’, drilling rigs’ and drillships’ operating expenses and total depreciation and amortization increased to $213.0 million and to $112.7 million, respectively, for the three-month period ended June 30, 2014, from $142.5 million and $85.8 million, respectively, for the three-month period ended June 30, 2013. Total general and administrative expenses increased to $41.5 million in the second quarter of 2014, from $37.2 million during the same period in 2013.

Interest and finance costs, net of interest income, amounted to $86.0 million for the three-month period ended June 30, 2014, compared to $56.0 million for the three-month period ended June 30, 2013.

The Time Charter Equivalent(2) , or TCE, rate for our drybulk fleet was $12,064 per day per vessel in the three month period ended June 30, 2014, as compared to $12,756 per day per vessel in the corresponding period of 2013.  The Time Charter Equivalent, or TCE, rate for our tanker fleet was $15,650 per day per vessel in the three month period ended June 30, 2014 which is a significant improvement compared to the $10,004 per day per vessel TCE rate in the corresponding period of 2013.

Fleet List

The table below describes our fleet profile and drilling contract backlog as of July 31, 2014:

	Year			Gross rate	Redelivery
	Built	DWT	Type	Per day	Earliest	Latest
Drybulk fleet

Capesize:
Rangiroa	2013	206,000	Capesize	$23,000	Apr-18	Nov-23
Negonego	2013	206,000	Capesize	$21,500	Mar-20	Feb-28
Fakarava	2012	206,000	Capesize	$25,000	Sept-15	Sept-20
Raiatea (ex. Conches)	2011	179,078	Capesize	$26,000	Aug-14	Jan-15
Mystic	2008	170,040	Capesize	$52,310	Aug-18	Dec-18
Robusto	2006	173,949	Capesize	$26,000	Aug-14	Apr-18
Cohiba	2006	174,234	Capesize	$26,250	Oct-14	Jun-19
Montecristo	2005	180,263	Capesize	$23,500	Aug-14	Feb-19
Flecha	2004	170,012	Capesize	$55,000	Jul-18	Nov-18
Manasota	2004	171,061	Capesize	$30,000	Jan-18	Aug-18
Partagas	2004	173,880	Capesize	$11,500	Aug-14	Oct-14
Alameda	2001	170,662	Capesize	$27,500	Nov-15	Jan-16
Capri	2001	172,579	Capesize	$20,000	Jan-16	May-16

Panamax:
Raraka	2012	76,037	Panamax	$7,500	Jan-15	Mar-15
Woolloomooloo	2012	76,064	Panamax	$7,500	Dec-14	Feb-15
Amalfi	2009	75,206	Panamax	Spot	N/A	N/A
Rapallo	2009	75,123	Panamax	T/C Index linked	Jul-16	Sep-16
Catalina	2005	74,432	Panamax	Spot	N/A	N/A
Majorca	2005	74,477	Panamax	Spot	N/A	N/A
Ligari	2004	75,583	Panamax	Spot	N/A	N/A
Saldanha	2004	75,707	Panamax	Spot	N/A	N/A
Sorrento	2004	76,633	Panamax	$24,500	Aug-21	Dec-21
Mendocino	2002	76,623	Panamax	T/C Index linked	Sep-16	Nov-16
Bargara	2002	74,832	Panamax	T/C Index linked	Sep-16	Nov-16
Oregon	2002	74,204	Panamax	Spot	N/A	N/A
Ecola	2001	73,931	Panamax	Spot	N/A	N/A
Samatan	2001	74,823	Panamax	Spot	N/A	N/A
Sonoma	2001	74,786	Panamax	Spot	N/A	N/A
Capitola	2001	74,816	Panamax	Spot	N/A	N/A
Levanto	2001	73,925	Panamax	T/C Index linked	Aug-16	Oct-16
Maganari	2001	75,941	Panamax	Spot	N/A	N/A
Coronado	2000	75,706	Panamax	Spot	N/A	N/A
Marbella	2000	72,561	Panamax	Spot	N/A	N/A
Redondo	2000	74,716	Panamax	Spot	N/A	N/A
Topeka	2000	74,716	Panamax	Spot	N/A	N/A
Ocean Crystal	1999	73,688	Panamax	Spot	N/A	N/A
Helena	1999	73,744	Panamax	Spot	N/A	N/A

Supramax:
Byron	2003	51,118	Supramax	Spot	N/A	N/A
Galveston	2002	51,201	Supramax	Spot	N/A	N/A
	Year Built/or			Gross rate	Redelivery
	Scheduled Delivery	DWT	Type	Per day	Earliest	Latest
Newbuildings
Panamax:
Newbuilding Ice –class Panamax 1	TBD	75,900	Panamax	N/A	N/A	N/A
Newbuilding Ice –class Panamax 2	TBD	75,900	Panamax	N/A	N/A	N/A
Newbuilding Ice –class Panamax 3	TBD	75,900	Panamax	N/A	N/A	N/A
Newbuilding Ice –class Panamax 4	TBD	75,900	Panamax	N/A	N/A	N/A
Tanker fleet
Suezmax:
Bordeira	2013	158,300	Suezmax	Spot	N/A	N/A
Petalidi	2012	158,300	Suezmax	Spot	N/A	N/A
Lipari	2012	158,300	Suezmax	Spot	N/A	N/A
Vilamoura	2011	158,300	Suezmax	Spot	N/A	N/A
Aframax:
Alicante	2013	115,200	Aframax	Spot	N/A	N/A
Mareta	2013	115,200	Aframax	Spot	N/A	N/A
Calida	2012	115,200	Aframax	Spot	N/A	N/A
Saga	2011	115,200	Aframax	Spot	N/A	N/A
Daytona	2011	115,200	Aframax	Spot	N/A	N/A
Belmar	2011	115,200	Aframax	Spot	N/A	N/A

Drilling Rigs/Drillships:

Unit Leiv Eiriksson	Year built/ or Scheduled Delivery 2001	Redelivery Q2 – 16	Operating Area Norway	Backlog ($m) $340
Eirik Raude	2002	Q4 – 14	South Africa, Ivory Coast	$72
		Q3 – 15	Falkland Islands	$164
Ocean Rig Corcovado	2011	Q2 – 15	Brazil	$133
Ocean Rig Olympia	2011	Q3 – 15	Angola	$225
Ocean Rig Poseidon	2011	Q2 – 16	Angola	$476
Ocean Rig Mykonos	2011	Q1 – 15	Brazil	$106
Ocean Rig Mylos	2013	Q4 – 16	Brazil	$531
Ocean Rig Skyros	2013	Q4 – 14	Angola	$71
		Q3 – 21	Angola	$1,298
Ocean Rig Athena	2014	Q2 – 17	Angola	$686
Newbuildings
Ocean Rig Apollo	Jan. 2015	Q1 – 18	Congo	$681
Ocean Rig Santorini	Jun. 2016	N/A	N/A	N/A
Ocean Rig TBN#1	Feb. 2017	N/A	N/A	N/A
Ocean Rig TBN#2	Jun. 2017	N/A	N/A	N/A
Total				$4.8 billion

Drybulk Carrier and Tanker Segment Summary Operating Data (unaudited)

 (Dollars in thousands, except average daily results)

Drybulk	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2014	2013	2014
Average number of vessels(1)	36.6	38.7	36.3	38.4
Total voyage days for vessels(2)	3,326	3,453	6,566	6,791
Total calendar days for vessels(3)	3,328	3,526	6,568	6,946
Fleet utilization(4)	99.9%	97.9%	100%	97.8%
Time charter equivalent(5)	$12, 756	$12,064	$12,085	$12,801
Vessel operating expenses (daily)(6)	$5,930	$6,602	$5,496	$6,466

Tanker	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2014	2013	2014
Average number of vessels(1)	10	10	9.7	10
Total voyage days for vessels(2)	910	910	1,758	1,810
Total calendar days for vessels(3)	910	910	1,758	1,810
Fleet utilization(4)	100%	100%	100%	100%
Time charter equivalent(5)	$10,004	$15,650	$11,348	$20,190
Vessel operating expenses (daily)(6)	$6,371	$7,286	$7,704	$7,215

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Total voyage days for fleet are the total days the vessels were in our possession for the relevant period net of dry-docking days.

(3) Calendar days are the total number of days the vessels were in our possession for the relevant period including dry-docking days.

(4) Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

(5) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage and are paid by the charterer under a time charter contract, as well as commissions. TCE revenues, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with revenues from our vessels, the most directly comparable U.S. GAAP measure, because it assists our management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. TCE is also a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. Please see below for a reconciliation of TCE rates to voyage revenues.

(6) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(In thousands of U.S. dollars, except for TCE rate, which is expressed in Dollars, and voyage days)

Drybulk	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2014	2013	2014
Voyage revenues	$ 48,315	$49,616	$93,798	$103,024
Voyage expenses	(5,890)	(7,960)	(14,448)	(16,092)
Time charter equivalent revenues	$ 42,425	$41,656	$79,350	$86,932
Total voyage days for fleet	3,326	3,453	6,566	6,791
Time charter equivalent TCE	$ 12,756	$12,064	$12,085	$12,801

Tanker	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2014	2013	2014
Voyage revenues	$ 27,858	$36,624	$55,644	$79,938
Voyage expenses	(18,754)	(22,383)	(35,694)	(43,394)
Time charter equivalent revenues	$ 9,104	$14,241	$19,950	$36,544
Total voyage days for fleet	910	910	1,758	1,810
Time charter equivalent TCE	$ 10,004	$15,650	$11,348	$20,190

DryShips Inc.

Financial Statements

Unaudited Condensed Consolidated Statements of Operations

(Expressed in Thousands of U.S. Dollars except for share and per share data)	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2014	2013	2014

REVENUES:
Voyage revenues	$76,173	$86,240	$149,442	$182,962
Revenues from drilling contracts	259,835	441,433	506,279	802,197
	336,008	527,673	655,721	985,159

EXPENSES:
Voyage expenses	24,645	30,343	50,142	59,486
Vessel operating expenses	25,533	29,907	49,643	57,970
Drilling rigs operating expenses	116,981	183,089	237,740	334,604
Depreciation and amortization	85,758	112,658	168,418	219,935
Vessel impairments and other, net	1,443	-	76,783	-
General and administrative expenses	37,187	41,544	73,434	90,635
Legal settlements and other, net	5,405	(734)	5,390	870

Operating income / (loss)	39,056	130,866	(5,829)	221,659

OTHER INCOME / (EXPENSES):
Interest and finance costs, net of interest income	(56,008)	(86,042)	(112,870)	(200,293)
Gain/ (Loss) on interest rate swaps	23,082	(9,628)	23,478	(12,403)
Other, net	2,011	2,642	2,689	2,538
Income taxes	(10,411)	(15,142)	(24,575)	(23,933)
Total other expenses, net	(41,326)	(108,170)	(111,278)	(234,091)

Net income/(loss)	(2,270)	22,696	(117,107)	(12,432)

Net income attributable to Non controlling interests	(15,940)	(28,330)	(17,738)	(27,753)

Net loss attributable to Dryships Inc.	$(18,210)	$(5,634)	$(134,845)	$(40,185)

Loss per common share, basic and diluted	$(0.05)	$(0.01)	$(0.35)	$(0.10)
Weighted average number of shares, basic and diluted	382,657,244	413,097,655	382,657,244	411,363,240

DryShips Inc.

Unaudited Condensed Consolidated Balance Sheets

(Expressed in Thousands of U.S. Dollars)	December 31, 2013	June 30, 2014

ASSETS

Cash, cash equivalents and restricted cash (current and non-current)	$739,312	$626,765
Other current assets	494,887	611,391
Advances for vessels and drillships under construction and related costs	679,008	577,069
Vessels, net	2,249,087	2,242,604
Drilling rigs, drillships, machinery and equipment, net	5,828,231	6,419,463
Other non-current assets	133,167	143,723
Total assets	10,123,692	10,621,015

LIABILITIES AND STOCKHOLDERS’ EQUITY

Total debt	5,568,003	5,954,644
Total other liabilities	723,991	762,622
Total stockholders’ equity	3,831,698	3,903,749
Total liabilities and stockholders’ equity	$10,123,692	$10,621,015

Adjusted EBITDA Reconciliation

Adjusted EBITDA represents earnings before interest, taxes, depreciation and amortization, vessel impairments, dry-dockings and class survey costs and gains or losses on interest rate swaps. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which the Company measures its operations. Adjusted EBITDA is also used by our lenders as a measure of our compliance with certain covenants contained in our loan agreements and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

The following table reconciles net loss to Adjusted EBITDA:

(Dollars in thousands)	Three Months Ended June 30, 2013	Three Months Ended June 30, 2014	Six Months Ended June 30, 2013	Six Months Ended June 30, 2014

Net loss	$ (18,210)	$ (5,634)	$ (134,845)	$ (40,185)

Add: Net interest expense	56,008	86,042	112,870	200,293
Add: Depreciation and amortization	85,758	112,658	168,418	219,935
Add: Dry-dockings and class survey costs	-	2,663	-	5,322
Add: Impairment losses and other	1,443	-	76,783	-
Add: Income taxes	10,411	15,142	24,575	23,933
Add: Gain/(loss) on interest rate swaps	(23,082)	9,628	(23,478)	12,403
Adjusted EBITDA	$ 112,328	$ 220,499	$ 224,323	$ 421,701

Conference Call and Webcast: August 6, 2014

As announced, the Company’s management team will host a conference call on Wednesday, August 6, 2014 at 9:00 a.m. Eastern Time to discuss the Company's financial results.

Conference Call Details

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) (0) 1452 542 301 (from outside the US). Please quote "DryShips."

A replay of the conference call will be available until August 13, 2014. The United States replay number is 1(866) 247- 4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 55 00 00 and the access code required for the replay is: 2133051#.

A replay of the conference call will also be available on the Company’s website at www.dryships.com under the Investor Relations section.

Slides and Audio Webcast

There will also be a simultaneous live webcast over the Internet, through the DryShips Inc. website (www.dryships.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About DryShips Inc.

DryShips Inc. is an owner of drybulk carriers and tankers that operate worldwide. Through its majority owned subsidiary, Ocean Rig UDW Inc., DryShips owns and operates 13 offshore ultra deepwater drilling units, comprising of 2 ultra deepwater semisubmersible drilling rigs and 11 ultra deepwater drillships, 1 of which is scheduled to be delivered to Ocean Rig during 2015, 1 of which is scheduled to be delivered to Ocean Rig during 2016 and 2 of which are scheduled to be delivered during 2017.  DryShips owns a fleet of 39 drybulk carriers, comprising 13 Capesize, 24 Panamax and 2 Supramax with a combined deadweight tonnage of approximately 4.3 million tons, and 10 tankers, comprising 4 Suezmax and 6 Aframax, with a combined deadweight tonnage of over 1.3 million tons.

DryShips’ common stock is listed on the NASDAQ Global Select Market where it trades under the symbol “DRYS.”

Visit the Company’s website at www.dryships.com

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.

Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire and drilling dayrates and drybulk vessel, drilling rig and drillship values, failure of a seller to deliver one or more drilling rigs, drillships or drybulk vessels, failure of a buyer to accept delivery of a drilling rig, drillship, or vessel, inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for drybulk commodities or oil, changes in demand that may affect attitudes of time charterers and customer drilling programs, scheduled and unscheduled drydockings and upgrades, changes in our operating expenses, including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips Inc. with the U.S. Securities and Exchange Commission, including the Company’s most recently filed Annual Report on Form 20-F.

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. 212-661-7566

E-mail: dryships@capitallink.com

Footnotes

1 (1)Adjusted EBITDA is a non-GAAP measure; please see later in this press release for reconciliation to net income.